November 26, 2014

Filed via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig Wilson, Sr. Assistant Chief Accountant

Re:    Blucora, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 000-25131

Dear Mr. Wilson:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated November 17, 2014 (the "Comment Letter"), regarding the Staff's review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2014. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2013
Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Search Services Revenue Recognition, page 71

1.
We note your response to our prior comment 3, however your response did not address your future expectation as it relates to the percentage of Google search and content revenues from Q2 levels. We note that while the Q3 percentage remained consistent based on disclosure on page 18 of the filing, the filing does not address your Q4 or Fiscal 2015 expectation. Supplementally tell us your expectation, and if materially different from Q2/Q3 levels, revise future filings to include information to enhance your discussion of this risk factor on page 46 of the filing. In addition, if a material difference is expected relating to Google search and content revenues from Q2/Q3 levels, please tell us what consideration you gave to disclosing trends or uncertainties related to this change within MD&A.

Response: We expect that the percentage of Search and Content revenue provided by Google in upcoming periods will not be materially different from the percentages in the second and third quarters of 2014, and we will revise our future filings to include an affirmative statement to that effect.  In addition, if in future periods we no longer believe that this statement is true, we will revise the statement in future filings to communicate our changed expectations, and will revise our risk factors as appropriate to reflect that change.

In connection with the foregoing response to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201‑6100 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans_________
Eric Emans
Chief Financial Officer